UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 14, 2023

Patterson-UTI Energy, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	1-39270	75-2504748
(State or Other Jurisdiction of Incorporation )	(Commission File Number)	(IRS Employer Identification No.)

10713 W. Sam Houston Pkwy N.,
Suite 800, Houston, Texas	77064
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: 281-765-7100

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.01 Par Value	PTEN	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

On June 14, 2023, Patterson-UTI Energy, Inc., a Delaware corporation (“Patterson-UTI”), Pecos Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Patterson-UTI (“Merger Sub Inc.”), and Pecos Second Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Patterson-UTI (“Merger Sub LLC”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with NexTier Oilfield Solutions Inc., a Delaware corporation (“NexTier”), pursuant to which, upon the terms and subject to the conditions set forth therein, (i) Merger Sub Inc. will merge with and into NexTier, with NexTier continuing as the surviving entity (the “Surviving Corporation”) (the “First Company Merger”) and (ii) immediately following the First Company Merger, the Surviving Corporation will merge with and into Merger Sub LLC, with Merger Sub LLC continuing as the surviving entity (the “Second Company Merger” and, together with the First Company Merger, the “Mergers”). Under the terms of the Merger Agreement and as more fully described below, at the effective time of the Mergers (the “Effective Time”), subject to certain exceptions, each share of common stock, par value $0.01 per share, of NexTier (“NexTier Common Stock”) then issued and outstanding immediately prior to the Effective Time (including outstanding restricted shares) will be converted into the right to receive 0.7520 shares of common stock, par value $0.01 per share, of Patterson-UTI (“Patterson-UTI Common Stock”). Each share of NexTier Common Stock held in treasury by NexTier or owned directly or indirectly by Patterson-UTI, Merger Sub Inc. or Merger Sub LLC will be automatically cancelled and will cease to exist, and no consideration will be issued therefor. Upon consummation of the Mergers and the other transactions contemplated by the Merger Agreement (the “Transactions”), NexTier will be a wholly owned subsidiary of Patterson-UTI.

The board of directors of Patterson-UTI (the “Patterson-UTI Board”) unanimously (a) determined that the Merger Agreement and the Transactions are fair to, and in the best interests of, Patterson-UTI and the holders of shares of Patterson-UTI Common Stock, (b) approved and declared advisable the Merger Agreement, an amendment to the Restated Certificate of Incorporation of Patterson-UTI, dated as of October 14, 1993, as amended from time to time, to increase the authorized number of shares of Patterson-UTI Common Stock from 400,000,000 to 800,000,000 shares (the “Patterson-UTI Charter Amendment”) and the Transactions, on the terms and subject to the conditions set forth in the Merger Agreement, (c) directed that the issuance of Patterson-UTI Common Stock in connection with the Merger (the “Share Issuance”) and the Patterson-UTI Charter Amendment be submitted to the holders of shares of Patterson-UTI Common Stock for their approval and (d) resolved to recommend that the holders of shares of Patterson-UTI Common Stock vote in favor of the Share Issuance and the Patterson-UTI Charter Amendment. The board of directors of NexTier (the “NexTier Board”) unanimously (a) determined that the Merger Agreement and the Transactions are fair to, and in the best interests of, NexTier and the holders of shares of NexTier Common Stock, (b) approved and declared advisable the Merger Agreement and the Transactions on the terms and subject to the conditions set forth in the Merger Agreement, (c) directed that the Merger Agreement be submitted to the holders of shares of NexTier Common Stock for their adoption and (d) resolved to recommend that the holders of shares of NexTier Common Stock vote in favor of the adoption of the Merger Agreement.

Treatment of Long Term Incentive Awards

Pursuant to the Merger Agreement, at the Effective Time, (a) each outstanding NexTier stock option will convert into a stock option relating to shares of Patterson-UTI Common Stock on the terms set forth in the Merger Agreement, (b) each outstanding NexTier performance share award will convert into a Patterson-UTI performance share award relating to shares of Patterson-UTI Common Stock on the terms set forth in the Merger Agreement, (c) each outstanding NexTier restricted stock unit award will convert into a Patterson-UTI restricted stock unit award relating to shares of common stock on the terms set forth in the Merger Agreement and (d) each outstanding NexTier restricted stock award will convert into a restricted stock award relating to shares of Patterson-UTI Common Stock on the terms set forth in the Merger Agreement. The number of shares of NexTier Common Stock subject to NexTier performance share awards shall be deemed to be the number of shares subject to the NexTier performance share award based on actual performance attained through immediately prior to the date on which the closing of the Mergers actually occurs.

Post-Closing Governance

Patterson-UTI and NexTier have agreed to certain governance-related matters. At the Effective Time, the Patterson-UTI Board will have 11 members, including (a) six directors designated by Patterson-UTI, which will include the Chief Executive Officer of Patterson-UTI as of immediately prior to the Effective Time, and (b) five directors designated by NexTier, which will include the President and Chief Executive Officer of NexTier as of immediately prior to the Effective Time. The Chairman of the Board as of immediately prior to the Effective Time will serve as Chairman of the Board. The President and Chief Executive Officer of NextTier as of immediately prior to the Effective Time will serve as Vice Chairman of the Board. At the first two annual meetings following the Effective Time, the Patterson-UTI Board will re-nominate each Patterson-UTI and NexTier designee then serving on the Patterson-UTI Board for re-election by stockholders, subject to certain exceptions. In addition, at the Effective Time and for two years thereafter, (i) the Nominating and Corporate Governance Committee will have an equal number of Patterson-UTI and NexTier designees, (ii) all other committees will have at least one NexTier designee, such that the membership of all the committees (excluding the Executive Committee) of the Patterson-UTI Board, taken as a whole, will have an equal number of Patterson-UTI and NexTier designees and (iii) the Executive Committee will consist of the Chairman, Vice Chairman and Chief Executive Officer.

At the Effective Time, William A. Hendricks, Jr. will be appointed to serve as the chief executive officer of Patterson-UTI, C. Andrew Smith will be appointed to serve as the chief financial officer of Patterson-UTI, Kenneth Pucheu will be appointed to serve as the chief integration officer of Patterson-UTI, and Matthew Gillard will be appointed to serve as the head of the completions business unit of Patterson-UTI.

Conditions to the Merger

The closing of the Transactions is subject to the satisfaction or waiver of certain closing conditions, including, among others, (i) the adoption of the Merger Agreement by holders of a majority of the outstanding shares of NexTier Common Stock, (ii) the approval of the Patterson-UTI Charter Amendment by the holders of a majority of the outstanding shares of Patterson-UTI Common Stock, (iii) the approval of the Share Issuance by the holders of shares of Patterson-UTI Common Stock representing a majority of votes cast on the Share Issuance, (iv) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act having expired or been terminated, and there being no written agreement in effect with any governmental entity not to consummate the Transactions, (v) there being no law, injunction or order by a governmental body prohibiting the consummation of the Mergers, (vi) the approval for listing of Patterson-UTI Common Stock to be issued in accordance with the terms of the Merger Agreement on the Nasdaq, (vii) the registration statement on Form S-4, to be filed with the United States Securities and Exchange Commission (the “SEC”) by Patterson-UTI, having been declared effective by the SEC, (viii) subject to specified materiality standards, the accuracy of the representations and warranties of the other party, and (ix) compliance by each other party in all material respects with their respective covenants.

Representations, Warranties and Covenants

The Merger Agreement contains customary representations and warranties of Patterson-UTI and NexTier relating to their respective businesses, financial statements and public filings, as applicable, in each case generally subject to customary materiality and knowledge qualifiers. Additionally, the Merger Agreement provides for customary pre-closing covenants of Patterson-UTI and NexTier, including covenants relating to conducting their respective businesses in the ordinary course and to refrain from taking certain actions without the consent of the other party. Patterson-UTI and NexTier also agreed to use their reasonable best efforts to cause the Merger to be consummated and to obtain regulatory approvals or expiration or termination of waiting periods.

The Merger Agreement provides that, during the period from the date of the Merger Agreement until the Effective Time, each of Patterson-UTI and NexTier will be subject to certain restrictions on its ability to solicit alternative Acquisition Proposals (as defined in the Merger Agreement) from third parties, to provide non-public information to third parties and to engage in discussions with third parties regarding alternative Acquisition Proposals, subject to customary exceptions. Patterson-UTI is required to call a meeting of its stockholders to approve the Share Issuance and Patterson-UTI Charter Amendment and, subject to certain exceptions, to recommend that its stockholders vote to approve the Share Issuance and Patterson-UTI Charter Amendment. NexTier is required to call a meeting of its stockholders to vote upon the adoption of the Merger Agreement and, subject to certain exceptions, to recommend that its stockholders vote to adopt the Merger Agreement.

Termination

The Merger Agreement contains termination rights for each of Patterson-UTI and NexTier, including, among others, if the consummation of the Transactions does not occur on or before March 14, 2024, subject to a 90-day extension in certain circumstances for the sole purpose of obtaining regulatory clearances. Upon termination of the Merger Agreement under specified circumstances, including the termination by NexTier in the event of a Change of Recommendation (as defined in the Merger Agreement) by the Patterson-UTI Board, Patterson-UTI would be required to pay NexTier a termination fee of $72,980,000. In addition, upon termination of the Merger Agreement under reciprocal specified circumstances, including the termination by Patterson-UTI in the event of a Change of Recommendation by the NexTier Board, NexTier would be required to pay Patterson-UTI a termination fee of $60,875,000. In addition, if the Merger Agreement is terminated in specified circumstances, including because of a failure of Patterson-UTI’s stockholders approve the Share Issuance and the Patterson-UTI Charter Amendment or of NexTier’s stockholders to approve the adoption of the Merger Agreement, Patterson-UTI or NexTier, as applicable, may be required to reimburse the other party for its actual transaction expenses in an amount not to exceed $10,150,000. In no event will either party be entitled to receive more than one termination fee, net of any expense reimbursement.

The foregoing description is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 2.1 to this Current Report on Form 8-K.

The representations, warranties and covenants contained in the Merger Agreement have been made solely for the benefit of the parties thereto. In addition, such representations, warranties and covenants (i) have been made only for purposes of the Merger Agreement, (ii) have been qualified by (a) matters specifically disclosed in any reports filed by Patterson-UTI or NexTier with the SEC prior to the date of the Merger Agreement (subject to certain exceptions) and (b) confidential disclosures made in confidential disclosure letters delivered in connection with the Merger Agreement, (iii) are subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by investors, (iv) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement and (v) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as fact. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding the parties thereto or their respective businesses. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties to the Merger Agreement or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Patterson-UTI’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Patterson-UTI and NexTier that is or will be contained in, or incorporated by reference into, the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents that Patterson-UTI or NexTier files with the SEC.

Support Agreement

In connection with the Merger Agreement, Keane Investor Holdings, LLC, a Delaware limited liability company (“Keane Investor”), which beneficially owns 32,330,828 shares of NexTier Common Stock, and Cerberus Capital Management, L.P., a Delaware limited partnership, have entered into a Support Agreement and Irrevocable Proxy (the “Support Agreement”), dated June 14, 2023, with Patterson-UTI. The Support Agreement includes covenants as to the voting of shares of NexTier Common Stock held by Keane Investor in a manner to facilitate the consummation of the Mergers.

The foregoing is qualified in its entirety by reference to the full text of the form of Support Agreement, which is attached as Exhibit 10.1 to this Current Report on Form 8-K

Item 5.03	Amendments to Articles of Incorporation or Bylaws.

On June 14, 2023, the Board amended Patterson-UTI’s bylaws to add a new forum selection provision. The provision provides that, unless Patterson-UTI, in writing, selects or consents to the selection of an alternative forum: (a) the sole and exclusive forum for any complaint asserting any internal corporate claims (as defined below), to the fullest extent permitted by law, and subject to applicable jurisdictional requirements, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have, or declines to accept, jurisdiction, another state court or a federal court located within the State of Delaware); and (b) the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act of 1933, to the fullest extent permitted by law, shall be the federal district courts of the United States of America. For purposes of this provision, internal corporate claims means claims, including claims in the right of Patterson-UTI: (a) that are based upon a violation of a duty by a current or former director, officer, employee or stockholder in such capacity, or (b) as to which the General Corporation Law of the State of Delaware confers jurisdiction upon the Court of Chancery. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of stock of Patterson-UTI shall be deemed to have notice of and consented to this provision.

The foregoing description is qualified in its entirety by reference to the full text of the bylaws, as amended on June 14, 2023, which is attached as Exhibit 3.1 to this Current Report on Form 8-K.

Item 7.01	Regulation FD Disclosure.

On June 15, 2023, Patterson-UTI and NexTier, issued a joint press release announcing the Merger Agreement. A copy of the press release containing the announcement is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

On June 15, 2023, Patterson-UTI and NexTier provided supplemental information regarding the Merger Agreement in a joint investor presentation published to their respective websites. A copy of the joint investor presentation is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

The information furnished pursuant to Item 7.01, including Exhibits 99.1 and 99.2, shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, shall not otherwise be subject to the liabilities of that section and shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, unless specifically identified therein as being incorporated therein by reference. The furnishing of this press release and these slides is not intended to constitute a representation that such information is required by Regulation FD or that the materials they contain include material information that is not otherwise publicly available.

Item 8.01	Other Events.

In connection with the announcement of the Merger Agreement, Patterson-UTI sent certain written communications to its employees, which are filed as Exhibit 99.3, Exhibit 99.4 and Exhibit 99.5. To the extent required, the information included in Item 7.01 of this Current Report on Form 8-K is incorporated by reference into this Item 8.01.

Important Information for Stockholders

In connection with the proposed transaction, Patterson-UTI intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Patterson-UTI and NexTier that also constitutes a prospectus of Patterson-UTI. Each of Patterson-UTI and NexTier also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of Patterson-UTI and NexTier.

INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Patterson-UTI and NexTier once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Patterson-UTI will be available free of charge on Patterson-UTI’s website at http://www.patenergy.com or by contacting Patterson-UTI’s Investor Relations Department by phone at (281) 765-7170. Copies of the documents filed with the SEC by NexTier will be available free of charge on NexTier’s website at https://nextierofs.com or by contacting NexTier’s Investor Relations Department by phone at (346) 242-0519.

Participants in the Solicitation

Patterson-UTI, NexTier and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Patterson-UTI is set forth in its proxy statement for its 2023 annual meeting of shareholders, which was filed with the SEC on April 11, 2023, and Patterson-UTI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 13, 2023. Information about the directors and executive officers of NexTier is set forth in its proxy statement for its 2023 annual meeting of shareholders, which was filed with the SEC on April 28, 2023, and NexTier’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 16, 2023. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Patterson-UTI or NexTier using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

2.1	Agreement and Plan of Merger, dated as of June 14, 2023, by and among Patterson-UTI Energy, Inc., Pecos Merger Sub Inc., Pecos Second Merger Sub LLC and NexTier Oilfield Solutions Inc.

3.1	Amended and Restated Bylaws of Patterson-UTI Energy, Inc., effective June 14, 2023.

10.1	Support Agreement and Irrevocable Proxy, dated as of June 14, 2023, by and among Patterson-UTI Energy, Inc., Keane Investor Holdings LLC and Cerberus Capital Management, L.P.

99.1	Joint Press Release, dated June 15, 2023.

99.2	Joint Investor Presentation, dated June 15, 2023.

99.3	CEO Memo to Employees.

99.4	Employee Frequently Asked Questions (FAQ).

99.5	Employee Town Hall Presentation

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 15, 2023

Patterson-UTI Energy, Inc.

By:	/s/ C. Andrew Smith
Name:	C. Andrew Smith
Title:	Executive Vice President and Chief Financial Officer